GOVERNMENT OF SASKATCHEWAN 14 - 15	CORE OPERATIONAL PLAN >

CORE OPERATIONAL PLAN
TABLE OF CONTENTS

INTRODUCTION	3
TECHNICAL PAPER
Core Operational Plan Financial Outlook	7
Core Operational Plan 2013-14 Financial Update	18
Growth and Financial Security Fund	19
Debt Retirement Fund	21
2014-15 Borrowing and Debt	22
2014-15 Revenue Initiatives	27
Saskatchewan’s Tax Expenditures	30
2014 Intercity Comparison of Taxes, Utilities and Housing	34
FINANCIAL TABLES
Core Operational Plan	42
Change in Net Debt	42
Revenue	43
Expense	44
Expense by Theme	45
Expense by Classification	46
Borrowing Requirements	47
Debt	48
Guaranteed Debt	49
Lending and Investing Activities – Receipts	50
Lending and Investing Activities – Disbursements	51
Glossary of Financial Terms	52

CORE OPERATIONAL PLAN
INTRODUCTION

The 2014-15 Saskatchewan Budget presents a comprehensive (summary) picture of the financial plan for the coming year, based on the “government reporting entity” which includes core government together with other Government Service Organizations (such as regional health authorities, school divisions and regional colleges) and Government Business Enterprises (such as SaskPower and SaskTel).

While the other government organizations represent areas where the Legislative Assembly has decided to exercise control indirectly, core government represents those activities over which the Legislative Assembly has decided to retain direct control.

●
Provincial revenue collected under the direct authority of the Legislative Assembly – income and consumption taxes, non-renewable resource revenue, transfers from Crown entities, other own-source revenue and federal transfers – is deposited into the General Revenue Fund, which is the primary operational account of the Government of Saskatchewan.

Revenue from those Crown entities that have traditionally been used to support government programs and services (particularly net income from the Saskatchewan Liquor and Gaming Authority and dividends from the Crown Investments Corporation of Saskatchewan) continue to be used to support core government operations.

●
Money from this account is then used, under the direct authority of the Legislative Assembly, through The Appropriation Act, in the provision of public goods and services.

Core expense reflects the ministry expenditure estimates presented and approved by the Legislative Assembly, including grants to other entities included in the broader government reporting entity (such as regional health authorities and school divisions).

The Government of Saskatchewan has long maintained that both core operations and summary-based information each have a role to play in ensuring transparency and providing important accountability information to the public.

The fundamental concept is somewhat akin to a family managing its household finances. It is important to understand the household’s overall financial position, for example the value of a home and a car, the income-generating capacity of savings and investments, and the potential contribution from the children’s part-time jobs.

But, regardless of other sources of income or the value of the family home or car that could be sold, the biggest part of managing a household’s finances comes down to balancing the primary operational account – the cheque book – weekly/monthly/yearly. The family has to understand whether weekly wages can cover the bills, including the mortgage and car loan. The family can only consider taking on additional obligations if there is money left at the end of the month on a consistent basis.

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While the Core Operational Plan represents only a subset of the Summary Budget, it remains an important element. The Core Operational Plan is in essence the plan of the General Revenue Fund (GRF).

Maintaining the Core Operational Plan outlines government’s intent to continue to responsibly manage these core activities under its direct control, within the current budget year and over the longer term.

Treasury Board and Cabinet will remain directly involved in the development, implementation and monitoring of the Core Operational Plan.

Legal authorization for core operational expenditures will continue to be provided by the Legislative Assembly through approval of the Budget Estimates and The Appropriation Act.

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GOVERNMENT OF SASKATCHEWAN 14 - 15	CORE OPERATIONAL PLAN TECHNICAL PAPERS

CORE OPERATIONAL PLAN
FINANCIAL OUTLOOK

OVERVIEW

The 2014-15 Budget is the first Saskatchewan budget to be delivered solely on a summary basis.

In this new budgetary framework, core government operations continue to play a significant role. In support of Government’s commitment to transparency and accountability, a Core Operational Plan outlining the plan for public monies directly under Government’s control will also be presented.

The Core Operational Plan is developed in the context of The Growth and Financial Security Act. The Act requires a four-year financial plan in which core government expense must balance with or be less than core government revenue each year.

In 2014-15, core government net operations (formerly called the pre-transfer surplus) will contribute $105 million to the summary surplus.

As per existing legislation, one-half of the net operations will be transferred to the Growth and Financial Security Fund, with the other half accruing to the Debt Retirement Fund.

2014-15 CORE GOVERNMENT REVENUE

Core government revenue, including new revenue initiatives, is planned at $11.9 billion in 2014-15, an increase of 2.6 per cent from the 2013-14 budget plan.

However, relative to the 2013-14 third quarter forecast, revenue is forecast to increase $446 million, or 3.9 per cent, largely due to a recovery in non-renewable resources revenue and growth in taxation revenue related to continued expansion of the Saskatchewan economy.

2014-15 CORE OPERATIONAL PLAN

2014-15
(Millions of Dollars)	Planned
Revenue	11,908.6
Operating Expense	11,471.8
Contribution from Ongoing Operations	436.8
Capital Transfers	331.4

Net Operations1	105.4

1	Calculated in accordance with The Growth and Financial Security Act for the purpose of the transfer to the Growth and Financial Security Fund.

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2014-15 CORE GOVERNMENT REVENUE RECONCILIATION
By Major Category

(Millions of Dollars)
2013-14 Third Quarter Forecast	11,463.1
2014-15 Changes:
Taxes	193.2
Non-Renewable Resources	142.5
Transfers from Crown Entities	22.2
Other Revenue	(32.9)
Federal Transfers	120.5

Total Changes	445.5

2014-15 Planned	11,908.6

COMPOSITION OF 2014-15 CORE GOVERNMENT REVENUE

Tax Revenue

Tax revenue is forecast at $6.2 billion in 2014-15, accounting for 51.8 per cent of core government revenue. This is an increase of $193 million from the 2013-14 forecast.

Growth in Saskatchewan’s population, workforce and economy is forecast to result in a $171 million increase in Individual Income Tax revenue and a $64 million increase in Provincial Sales Tax revenue from the 2013-14 forecast. These two revenue sources account for more than half of total revenue growth in 2014-15.

Corporation Income Tax is forecast to decrease $67 million from the 2013-14 forecast. A negative prior-year adjustment is forecast for 2014-15 as tax assessments for the 2013 taxation year are anticipated to be lower than tax instalment payments received from the federal government for that year, primarily due to weakness in the potash sector. This is in contrast to the positive prior-year adjustment that was received in 2013-14 for the 2012 taxation year.

All other tax revenue is forecast to increase by a combined $25 million.

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NON-RENEWAL RESOURCES FORECAST ASSUMPTIONS - FISCAL YEAR

	2013-14	2013-14	2014-15
	Planned	Forecast	Planned
WTI Oil Price (US$/barrel)	92.84	98.13	94.25
Light-Heavy Differential (% of WTI)	17.9	19.9	19.5
Well-head Oil Price (C$/barrel)1	75.29	81.37	80.84
Oil Production (million barrels)	171.8	178.9	181.8
Potash Price (mine netback, US$/KCl tonne)2	395	325	274
Potash Price (mine netback, C$/K2O tonne)2	654	560	492
Potash Sales (million K2O tonnes)2	10.4	9.9	10.6
Canadian Dollar (US cents)	98.92	95.32	91.50

1	The average price per barrel of Saskatchewan light, medium and heavy oil.
2	Ministry of Finance calculations derived from calendar-year forecasts.

Non-Renewable Resources Revenue

Revenue from non-renewable resources is forecast at $2.7 billion in 2014-15, accounting for 22.6 per cent of core government revenue. This is an increase of $143 million from the 2013-14 forecast.

Revenue from other non-renewable resources, including uranium, coal and other minerals, is forecast to increase $66 million in 2014-15 from the 2013-14 forecast. The increase is largely due to a higher uranium production forecast resulting from the expected start-up of production at Cigar Lake this year.

Potash revenue is forecast at $397 million in 2014-15, an increase of $56 million from the 2013-14 forecast. The increase is primarily due to a higher sales volume forecast and a lower exchange rate assumption in 2014-15, as well as lower industry capital spending as expansions wind down. A lower price forecast partially offsets these increases. Average realized prices in 2014-15 are forecast at US$274 per KCl tonne (C$492 per K2O tonne), down from US$325 (C$560) in 2013-14.

Oil revenue is forecast at nearly $1.6 billion in 2014-15, an increase of $41 million from the 2013-14 forecast. The increase is largely due to an expected 2.9 million barrel increase in production in 2014-15, partially offset by lower well-head prices.

The 2014-15 average well-head price forecast, in Canadian dollars, is $80.84 per barrel, down from $81.37 in 2013-14. The decrease is due to lower West Texas Intermediate (WTI) oil prices, partially offset by a smaller light-heavy differential and a lower exchange rate.

WTI oil prices are forecast to average US$94.25 per barrel in 2014-15, a decline of US$3.88 per barrel from 2013-14. WTI oil prices continue to be volatile. Since January 2012, daily WTI oil prices have ranged from US$77.69 to US$110.53 per barrel, averaging US$96.21 over the time period. This volatility is expected to continue against a backdrop of global economic and geopolitical uncertainties.

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WTI OIL PRICES

While WTI oil prices are an important benchmark for the oil market and provincial revenue, the majority of oil produced in Saskatchewan is heavier and more sour than WTI oil and requires further processing to be turned into refined products. As a result, Saskatchewan oil typically trades at a discount to WTI oil in the marketplace. In recent years, increasing production in Western Canada and North Dakota, as well as pipeline and transportation capacity limits, have resulted in a general upward trend in the price discount for Saskatchewan oil.

The price discount for oil produced in Saskatchewan is expected to ease somewhat in 2014-15 and somewhat offset the financial impact of lower WTI oil prices. The light-heavy differential is forecast to average 19.5 per cent (as a percentage of WTI oil prices) in 2014-15, down from 19.9 in 2013-14. However, this is significantly larger than the 15.0 per cent assumption for 2014-15 that was contained in the 2013-14 budget plan’s medium-term outlook.

The value of the Canadian dollar is forecast to average 91.50 U.S. cents in 2014-15, down from 95.32 U.S. cents in 2013-14. This decline also helps to offset the fiscal impact of lower WTI oil prices. As the price of Saskatchewan oil is generally determined based on prevailing prices in the United States, a lower exchange rate translates to higher well-head prices in Canadian dollars, all else being equal.

Resource Surcharge revenue in 2014-15 is forecast to decrease $15 million from the 2013-14 forecast, largely reflecting the recent decline in the overall value of potash sales.

Finally, Crown land sales are forecast at $99 million in 2014-15, a decrease of $7 million from actual 2013-14 sales, while natural gas revenue is forecast to remain virtually unchanged from its 2013-14 forecast.

Transfers from Crown Entities

Transfers from Crown entities are forecast at $755 million in 2014-15, an increase of $22 million from the 2013-14 forecast.

The Crown Investments Corporation of Saskatchewan (CIC) regular dividend is $150 million in 2014-15, a decrease of $30 million from last year.

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The CIC special dividend in 2014-15 is $56 million, reflecting a $50 million contribution from the sale proceeds of Information Services Corporation (ISC) to support the Regina Stadium Project, as well as $6 million to support Saskatchewan’s nuclear research and development strategy. In 2013-14, special dividends of $19 million were received.

The Saskatchewan Liquor and Gaming Authority (SLGA) dividend is forecast to increase $18 million from the 2013-14 forecast, primarily due to an expected increase in retail liquor sales, while transfers from all other enterprises and funds are forecast to decrease $2 million.

Other Own-Source Revenue

Other own-source revenue is forecast at $543 million in 2014-15, a decline of $33 million from the 2013-14 forecast. The decrease is primarily due to lower investment income resulting from a significant reduction in sinking fund assets related to the retirement of maturing government debt.

However, the $33 million decrease in core government investment income is more than offset by a $46 million reduction in debt-servicing costs relative to the 2013-14 forecast, resulting in a $13 million improvement to core government net operations. The improvement since the 2013-14 budget plan is $24 million.

Federal Transfers

Federal funding in 2014-15 is $1.7 billion, an increase of $121 million from the 2013-14 forecast. The federal contributions are comprised of the Canada Health Transfer ($1.0 billion) and Canada Social Transfer ($398 million), as well as $338 million of funding from other federal-provincial cost-sharing agreements.

CORE GOVERNMENT INVESTMENT INCOME AND DEBT-SERVICING COSTS

	2013-14	2013-14	2014-15	Change from
(Millions of Dollars)	Planned	Forecast	Planned	Planned	Forecast
Debt-Servicing Costs	340.0	331.0	285.0	(55.0)	(46.0)
Investment Income	89.4	91.9	58.7	(30.7)	(33.2)

Net Interest Costs	250.6	239.1	226.3	(24.3)	(12.8)

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2014-15 CORE GOVERNMENT EXPENSE RECONCILIATION
By Ministry

(Millions of Dollars)
2013-14 Planned Expense	11,542.5
2014-15 Changes:
Health	143.9
Social Services	65.8
Education 1	52.4
Parks, Culture and Sport	41.7
Advanced Education	29.2
Justice	16.8
Debt Servicing	(55.0)
Other Net Changes	(34.1)

Total Changes	260.7

2014-15 Planned Expense	11,803.2

1	Includes Teachers’ Pensions and Benefits.

2014-15 CORE GOVERNMENT EXPENSE

Core government expense is planned at $11.8 billion in 2014-15. This is an increase of $261 million, or 2.3 per cent, from the 2013-14 budget plan.

Operating expense in 2014-15, excluding capital transfers, is $11.5 billion. This is a $204 million (1.8 per cent) increase from the 2013-14 budget plan.

Capital transfers to third parties are $331 million in 2014-15, a $57 million (20.7 per cent) increase from last year’s plan.

Core government expense in 2014-15 is allocated by ministry as follows:

●	Health, $5.0 billion, or 42.2 per cent;

●	Education (including Teachers’ Pensions and Benefits), $1.8 billion, or 14.9 per cent;

●	Social Services, $957 million, or 8.1 per cent;

●	Advanced Education, $818 million, or 6.9 per cent;

●	Justice, $559 million, or 4.7 per cent;

●	Government Relations, $467 million, or 4.0 per cent;

●	Highways and Infrastructure, $434 million, or 3.7 per cent;

●	Agriculture, $372 million, or 3.1 per cent;

●	Debt Servicing, $285 million, or 2.4 per cent; and,

●	remaining ministries and agencies, $1.2 billion, or 10.0 per cent.

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COMPOSITION OF 2014-15 CORE GOVERNMENT EXPENSE
By Ministry

By classification, 2014-15 core government expense is allocated as:

●	Third-party operating transfers, $8.0 billion, or 68.0 per cent;

●	Government-delivered programs, $1.9 billion, or 16.0 per cent;

●	Transfers to individuals, $1.3 billion, or 10.8 per cent;

●	Third-party capital transfers, $331 million, or 2.8 per cent; and,

●	Debt servicing, $285 million, or 2.4 per cent.

This allocation largely reflects a shift from debt-servicing costs (down 0.5 percentage points from the 2013-14 budget plan) to transfers to third parties for capital (up 0.4 percentage points).

COMPOSITION OF 2014-15 CORE GOVERNMENT EXPENSE
By Classification

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2014-15 CORE GOVERNMENT CAPITAL INVESTMENTS
By Ministry

2014-15 CORE GOVERNMENT CAPITAL INVESTMENTS

Core government capital investments in 2014-15 are planned at $887 million, an increase of $39 million, or 4.7 per cent, from the 2013-14 budget plan.

This year’s capital investments include:

●	$331 million in capital grants to third parties (included in core government expense); and,

●	$556 million for government-owned infrastructure.

Including this year’s $887 million investment, core government capital investment totals $6.6 billion since 2008-09. This includes $3.4 billion in transfers to third parties for capital projects and $3.2 billion of investments in government-owned infrastructure.

CORE GOVERNMENT CAPITAL INVESTMENTS
2008-09 to 2014-15

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RISKS TO THE CORE OPERATIONAL PLAN

The 2014-15 Core Operational Plan relies on a series of assumptions that impact Saskatchewan’s economic performance, including Canadian, U.S. and global economic growth, the value of the Canadian dollar and commodity prices.

These factors are beyond the Government’s control, yet they heavily influence Saskatchewan’s fiscal performance and largest revenue sources, particularly non-renewable resources revenue and Corporation Income Tax.

Actual economic performance and non-renewable resource prices will undoubtedly vary from budget assumptions. As a result, revenue linked to these factors will vary from the budget plan. In recent years, this volatility has become more pronounced.

Recognizing that Saskatchewan is reliant on non-renewable resources and external influences, the underlying assumptions upon which the Core Operational Plan is derived incorporate a number of private sector forecasts in an attempt to minimize risk.

As the Core Operational Plan is developed, the degree of risk present in revenue forecasts is assessed and quantified in an attempt to ensure that in the event of revenue shocks, funding for government priorities will be available. This risk analysis continues throughout the fiscal year.

For 2014-15, it is estimated that:

●	a US$1 per barrel change in the average WTI oil price results in an estimated $20 million change in oil royalties;

●	a US$50 per KCl tonne (C$90 per K2O tonne) change in the average realized 2014 potash price results in an estimated $109 million change in potash royalties; and,

●	a 1 U.S. cent change in the average value of the Canadian dollar results in an estimated $31 million change in non-renewable resources revenue.

FOUR-YEAR CORE OPERATIONAL PLAN

The Growth and Financial Security Act requires a four-year financial plan that sets out the Government’s plan for core government expense and revenue. The Act requires expense to balance with or be less than revenue in each year of the four-year plan.

Throughout the medium term, core government revenue is expected to exceed core government expense.

The outlook for core government revenue over the medium term is positive. Revenue is projected to increase by 2.5 per cent in 2015-16, followed by growth of 2.7 per cent and 3.0 per cent in the subsequent two years.

Tax revenue is projected to be the fastest-growing component of revenue growth over the 2014-15 to 2017-18 period. Saskatchewan’s expanding economy and growing population are projected to result in annual tax revenue growth of 3.6 per cent on average, led by growth in income taxes and Provincial Sales Tax. Tax revenue is forecast to account for 53.0 per cent of core government revenue by 2017-18, up from 51.8 per cent in 2014-15.

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KEY MEDIUM-TERM NON-RENEWABLE RESOURCE FORECAST ASSUMPTIONS

	2014-15	2015-16	2016-17	2017-18
WTI Oil Price (US$/barrel)	94.25	92.00	92.75	95.25
Light-Heavy Differential (% of WTI)	19.5	18.0	18.0	18.0
Oil Production (million barrels)	181.8	182.2	179.8	177.4
Potash Price (mine netback, US$/KCl tonne)1	274	277	280	284
Potash Price (mine netback, C$/K2O tonne)1	492	504	511	516
Potash Sales (million K2O tonnes)1	10.6	10.8	11.2	11.6
Canadian Dollar (US cents)	91.50	90.00	90.00	90.35

1	Ministry of Finance calculations derived from calendar-year forecasts.

Forecast increases in oil, potash and other resource prices over the next four years are projected to translate into higher non-renewable resources revenue over the forecast horizon. Higher levels of potash and uranium production over the medium term will also boost revenue growth.

Non-renewable resources revenue is forecast to rise by an average 2.9 per cent per year and account for 22.8 per cent of core government revenue over the four-year period.

Other own sources of core government revenue, including transfers from Crown entities and all other revenue, are forecast to remain relatively flat over the medium term.

Federal contributions to core government operations are expected to increase by an annual average of 2.4 per cent over the forecast horizon, primarily due to legislated increases in the Canada Health Transfer and the Canada Social Transfer.

NON-RENEWABLE RESOURCE REVENUE AS A SHARE OF CORE REVENUE

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CORE GOVERNMENT REVENUE
1994-95 to 2017-18

The four-year Core Operational Plan includes core government expense growth targets of 2.5 per cent in 2015-16 and beyond. While this target is slightly more than expense growth in 2014-15, it is significantly less than projected revenue growth over the forecast horizon, reflecting the Government’s commitment to address funding priorities in a prudent and sustainable manner.

As a result, increases in core government net operations are planned for each year of the forecast period, increasing from $105 million in 2014-15 to $202 million in 2017-18.

As per The Growth and Financial Security Act, one-half of the annual net operations will be transferred to the Growth and Financial Security Fund. The other half will accrue to the Debt Retirement Fund.

FOUR-YEAR CORE OPERATIONAL PLAN

	2014-15	2015-16	2016-17	2017-18
(Millions of Dollars)	Planned	Target	Target	Target
Revenue	11,908.6	12,206.3	12,536.2	12,912.2
Expense	11,803.2	12,098.3	12,400.2	12,710.2
Net Operations	105.4	108.0	136.0	202.0

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CORE OPERATIONAL PLAN
2013-14 FINANCIAL UPDATE

As outlined in the 2013-14 Third Quarter Financial Report, the current 2013-14 Core Operational Plan forecast includes the following changes from the budget plan:

●	$144 million decrease in core government revenue, primarily as a result of lower potash revenue;

●
a $63 million increase in core government operating expense, primarily increases for provincial disaster assistance, disability initiatives, the Emergency Flood Damage Reduction Program, highways winter maintenance and the Research and Development Tax Credit; and,

●	a $15 million decrease in third-party capital transfers, largely reflecting actual work completed to date for the purpose of accounting for school capital projects.

These changes, together with a $135 million transfer from the Growth and Financial Security Fund (GFSF), are forecast to result in a $7 million Core Operational Plan surplus in 2013-14.

The year-end balance in the GFSF is forecast to be $531 million, with $150 million in the growth component and $381 million in the security component.

Core government general public debt is forecast to be $3.8 billion on March 31, 2014, unchanged from last year.

CORE OPERATIONAL PLAN 2013-14 FINANCIAL FORECASTS

		1st		3rd	Change
	2013-14	Quarter	Mid-Year	Quarter	from
(Millions of Dollars)	Planned	Forecast	Projection	Forecast	Planned
Revenue	11,607.3	11,619.1	11,573.4	11,463.1	(144.2)
Operating Expense	11,267.9	11,311.5	11,290.0	11,330.9	63.0
Ongoing Operations	339.4	307.6	283.4	132.2	(207.2)
Capital Transfers	274.6	274.6	260.6	260.0	(14.6)
Net Operations1	64.8	33.0	22.8	(127.8)	(192.6)
Net Transfer from (to) the GFSF	(32.4)	(16.5)	(11.4)	135.0	167.4
Surplus2	32.4	16.5	11.4	7.2	(25.2)

1	Calculated in accordance with The Growth and Financial Security Act for the purpose of the transfer to the Growth and Financial Security Fund.
2	Calculated in accordance with The Growth and Financial Security Act.

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GROWTH AND FINANCIAL SECURITY FUND

The Growth and Financial Security Fund (GFSF) was established with the assent of The Growth and Financial Security Act.

The purpose of the GFSF is twofold:

●	to assist in the achievement of the Government of Saskatchewan’s long-term objectives by providing for financial security of the Government of Saskatchewan from year to year; and,

●	to provide a source of funds for programs identified as promoting or enhancing the economic development of Saskatchewan.

Subsequently, transfers to the GFSF represent either:

●	50 per cent of any core government net operations for any fiscal year (required); or,

●	subject to the approval of Treasury Board, the amount of significant, unexpected core government revenue received for the fiscal year, as determined by the minister (special transfer).

Transfers out of the GFSF may be made by the minister, subject to the approval of Treasury Board, with the objective of achieving the aforementioned two-fold purpose.

Beginning in 2013-14, the Fund was segmented into two components to reflect its dual purposes – (financial) security and growth (economic development). The growth component was allocated an opening balance of $150 million. Future transfers to the GFSF will first accrue to the security component, as required, to maintain a balance of $500 million, after which additional transfers will accrue to the growth component.

The planned 2014-15 year-end GFSF balance is $584 million after a $53 million contribution from core government net operations. The security and growth components are forecast to be $434 million and $150 million, respectively.

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GROWTH AND FINANCIAL SECURITY FUND FORECAST

	2013-14	2014-15	2015-16	2016-17	2017-18
(Millions of Dollars)	Forecast	Planned	Target	Target	Target
Opening Balance – Security	516.3	381.3	434.0	488.0	500.0
Transfer in1	–	52.7	54.0	12.0	–
Transfer (out)2	(135.0)	–	–	–	–
Net Transfer in (out)	(135.0)	52.7	54.0	12.0	–
Closing Balance – Security	381.3	434.0	488.0	500.0	500.0
Opening Balance – Growth	150.0	150.0	150.0	150.0	206.0
Transfer in1	–	–	–	56.0	101.0
Transfer (out)2	–	–	–	–	–
Net Transfer in (out)	–	–	–	56.0	101.0
Closing Balance – Growth	150.0	150.0	150.0	206.0	307.0
Closing Balance – Total	531.3	584.0	638.0	706.0	807.0

1
50 per cent of the core government net operations surplus in accordance with Section 18(1) of The Growth and Financial Security Act. Transfers in accrue to the security component until it has a balance of $500 million, upon which they accrue to the growth component.

2	Pursuant to Section 20 of The Growth and Financial Security Act.

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DEBT RETIREMENT FUND

The Debt Retirement Fund (DRF) was established with the assent of The Growth and Financial Security Act.

The DRF is an accounting of the Government of Saskatchewan’s Core Operational Plan net operations that are allocated to the fund on or after April 1, 2008.

The purpose of the DRF is to assist in achieving the long-term objective of the Government of Saskatchewan in eliminating the debt.

Allocations to the DRF represent either:

●	50 per cent of any core government net operations for any fiscal year (required); or,

●
a transfer made out of the Growth and Financial Security Fund by the minister, subject to the approval of Treasury Board, for the purpose of assisting in the long-term objective of eliminating the debt.

The planned DRF balance at the end of 2014-15 is $3.3 billion.

DEBT RETIREMENT FUND FORECAST

	2013-14	2014-15	2015-16	2016-17	2017-18
(Millions of Dollars)	Forecast	Planned	Target	Target	Target
Opening Balance1	3,271.3	3,278.5	3,331.2	3,385.2	3,453.2
Core Operational Plan Surplus	7.2	52.7	54.0	68.0	101.0
Closing Balance	3,278.5	3,331.2	3,385.2	3,453.2	3,554.2

1	2013-14 opening balance reflects cumulative Core Operational Plan surpluses over the 2008-09 to 2012-13 period.

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2014-15 BORROWING AND DEBT

The General Revenue Fund (GRF) borrows for government and Crown corporations.

Public Debt as reported in the GRF is comprised of:

●	Gross Debt – the amount of money owed to lenders; less

●	Sinking Funds – the amount of money which has been set aside for the repayment of debt.

Public debt is discussed in this budget paper.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Crown corporation debt is divided into two components: Crown corporation general debt and Government business enterprise specific debt. This has been done to provide consistency with the way these amounts are segregated in the Public Accounts.

Government business enterprises are self-sufficient government organizations that have the financial and operating authority to sell goods and services to individuals and organizations outside government as their principal activity. Amounts borrowed specifically for these enterprises are disclosed separately from other government debt, because they are expected to be repaid from cash flows generated by these business enterprises. In other words, this is debt incurred to support Crowns’ business activities and it is supported by revenue from those Crown business activities.

All other Crown corporation debt is classified as Crown corporation general debt. This debt includes amounts that can be repaid from business activities of the Crown sector and amounts that can only be repaid with assistance from Government.

Crown corporation public debt is forecast to be $436.7 million higher than estimated at March 31, 2014. In 2014-15, it is expected to increase by an additional $776.9 million. The increases in both years are largely attributable to higher debt for the utility Crown corporations.

Government general public debt is forecast to remain unchanged at $3.8 billion in 2013-14 and 2014-15.

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DEBT OF THE GENERAL REVENUE FUND
As at March 31

	Estimated	Forecast	Estimated	Actual
(Millions of Dollars)	2015	2014	2014	2013
Government General
Gross Debt	4,601.8	4,889.8	4,866.3	5,025.5
Sinking Funds	797.0	1,085.0	1,061.5	1,220.7
Government General Public Debt	3,804.8	3,804.8	3,804.8	3,804.8
Crown Corporation General
Gross Debt	457.0	460.7	755.4	927.2
Sinking Funds	48.8	43.3	42.9	40.7
Crown Corporation General Public Debt	408.2	417.4	712.5	886.5
Government Business Enterprise Specific
Gross Debt	7,622.4	6,769.3	6,029.9	5,061.2
Sinking Funds	674.5	607.5	599.9	573.3
Government Business Enterprise Specific
Public Debt	6,947.9	6,161.8	5,430.0	4,487.9
Public Debt	11,160.9	10,384.0	9,947.3	9,179.2
Guaranteed Debt	255.1	209.3	179.9	132.0

PUBLIC DEBT OF THE GENERAL REVENUE FUND
As at March 31

  Core Operational Plan 2014 - 15    23

GRF PUBLIC DEBT AS A % OF GDP
As at March 31

GENERAL REVENUE FUND BORROWING

The Province’s 2014-15 borrowing requirements are estimated to be $1,512.4 million, compared to forecast requirements of $2,073.4 million in 2013-14.

Borrowing requirements for government in 2014-15, estimated to be $550.0 million (2013-14 forecast: $468.4 million), are for the purpose of refinancing maturing debt.

Borrowing requirements for Crown corporations in 2014-15, estimated to be $962.4 million (2013-14 forecast: $1,605.0 million), are primarily to assist with financing capital expenditures.

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Reconciliation of Surplus and
Change in Government General Public Debt

The amount by which government general public debt will change may be higher or lower than the surplus reported under the accrual basis of accounting.

The difference between the surplus and the amount by which government general public debt will change is reconciled by:

1.	Adjusting the surplus to a cash basis to recognize the amount and timing of non-cash revenues and expenditures to determine the cash provided from operations;
2.	Adjusting for cash required for capital acquisitions;
3.
Adding other cash sources or subtracting other cash requirements to recognize the amount of cash inflows and outflows from loan, investment and other activities to determine the cash available to reduce debt; and,

4.	Adding changes in sinking funds which will be used to repay government general public debt.
				Estimated 2014-15		Forecast 2013-14
			($ Millions)

Surplus (on Accrual Accounting Basis)				52.7		7.2
1.	Adjustment to Cash Basis			185.0		130.5
Cash Provided by Operations				237.7		137.7
2.	Capital Acquisitions			(555.6)		(597.6)
3.	Other Cash Sources
	●	Sinking Fund Proceeds	347.1		245.7
	●	Change in Deposits Held	265.0		185.0
	●	Change in Cash Balance	22.4		214.0
	●	Other	(28.6)	605.9	(49.1)	595.6
Cash Available to Reduce Debt				288.0		135.7
4.	Change in Sinking Funds			(288.0)		(135.7)
Decrease in Government General Public Debt				0.0		0.0

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COST OF SERVICING DEBT

In addition to interest payments, debt servicing costs include all charges related to the gross debt, such as: the amortization of premiums, discounts, and commissions; and, gains or losses on foreign currency debt that result from a change in the value of the Canadian dollar.

The 2014-15 debt servicing cost estimates are based on 1.5 per cent short-term and 4.5 per cent long-term interest rates. A one percentage point increase in interest rates for a full year from levels assumed in the Budget would increase the estimated cost of servicing government debt in 2014-15 by approximately $16.5 million.

COST OF SERVICING DEBT

	Estimated	Forecast
(Millions of Dollars)	2014-15	2013-14
Government General Debt	263.0	312.8
Crown Corporation General Debt	22.0	18.2
Government Business Enterprise Specific Debt	301.6	268.3
Total Cost of Servicing Gross Debt	586.6	599.3

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2014-15 REVENUE INITIATIVES

The 2014-15 Budget makes two changes to the provincial income tax system in response to measures announced in the 2013-14 federal Budget related to the taxation of credit unions and the taxation of dividend income. The 2014-15 Budget also introduces a new levy on oil and natural gas wells, replacing many existing licensing fees and bringing Saskatchewan more in line with structures in place in Alberta and British Columbia. The reader is advised to contact the responsible ministries for specific details.

TAXATION OF CREDIT UNIONS

Small businesses, including credit unions, generally pay federal and provincial income taxes at reduced rates on their first $500,000 of taxable income, with income above this limit being taxed at the standard corporate income tax rates. In Saskatchewan, the small business tax rate is 2 per cent and the standard corporate tax rate is 12 per cent. The Government reduced the small business tax rate from 4.5 per cent to 2 per cent in 2011.

In addition to reduced tax rates for small businesses in general, the federal income tax system contains a special tax reduction for credit unions which generally allows the federal small business tax rate to be applied to income in excess of the small business income threshold. The 2013-14 federal Budget announced that this special tax reduction for credit unions will be phased out over five calendar years, starting in 2013. As a result, only the regular small business tax rules will apply to credit unions for federal tax purposes.

The Government of Saskatchewan has had a long-standing policy of providing a provincial income tax reduction for credit unions that parallels the federal reduction. By paralleling the federal tax reduction for credit unions, the Saskatchewan tax reduction for credit unions allows them to generally pay the provincial 2 per cent small business tax rate on all of their income rather than on only their first $500,000 of income. Saskatchewan’s credit unions have estimated their provincial tax savings from this measure to be over $7 million per year.

In addition to this income tax benefit, Saskatchewan exempts credit unions from the provincial capital tax that applies to all other financial institutions, including banks. This exemption provides Saskatchewan credit unions with a further $5 million per year in provincial tax savings.

The federal Budget announcement to alter the taxation of credit unions was made with no prior consultation or notice to provinces. The Government of Saskatchewan therefore had no opportunity to consider the implications of the federal announcement on its own fiscal plan for the 2013-14 fiscal year. However, Government recognized that Saskatchewan credit unions needed to know what the provincial tax rules would be for the 2013 taxation year and therefore announced on November 4, 2013, that the full provincial income tax reduction for credit unions would be maintained for the 2013 taxation year.

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As part of the development of the 2014-15 Budget, Government was able to carefully assess the implications of the federal tax change on both the provincial tax system and on Saskatchewan credit unions. The Government was also able to consider the importance of Saskatchewan’s credit unions to the provincial economy through their dominant role in the provision of financing to small and medium-sized businesses in Saskatchewan.

As a result of this assessment, the 2014-15 Budget announces that provincial legislation will be amended to maintain the special provincial income tax reduction for credit unions.

For further information on the taxation of credit unions, contact the Ministry of Finance at 306-787-6722.

TAXATION OF DIVIDEND INCOME

Generally, income received by an individual from any source (employment, pension, interest) is subject to tax based on the federal and provincial marginal income tax rate structures. An exception to this general rule occurs for dividend income. Dividend income has already been taxed at the corporate level. Fully taxing it again at the personal level would result in double taxation.

The personal income tax system attempts to alleviate this double taxation by:

●	“grossing-up” the amount of the dividend received (to reflect the pre-tax income of the corporation);

●	levying personal income tax on this grossed-up amount; and,

●	then deducting a Dividend Tax Credit (DTC) in recognition of the income tax already paid at the corporate level.

In its 2013-14 Budget, the federal government announced an adjustment to the taxation of non-eligible dividends (generally those received from small business corporations) beginning in 2014. These dividends are referred to as “non-eligible” because they are distributed to individuals from corporate income that was taxed at the small business rates rather than the standard corporate tax rates.

As a result of the linkage between the federal and provincial personal income tax systems, the federal change to the gross-up factor for non-eligible dividends will automatically apply for provincial income tax purposes and will result in a decline in the value of the provincial DTC. This is because the provincial DTC is calculated as a percentage of the value of the gross-up rather than as a percentage of the taxable dividend. The net effect of the federal change would increase provincial income taxes on this type of dividend income.

In order to maintain the current level of provincial tax on non-eligible dividends, Saskatchewan will amend provincial legislation to increase the statutory credit on the value of the gross-up in conjunction with the reduction in the federal gross-up factor. For the 2014 and subsequent taxation years, the DTC will be calculated as 22.29 per cent of the value of the dividend gross-up. The effective DTC rate on the grossed-up value of non-eligible dividends will now be 3.4 per cent.

For further information on the DTC, contact the Ministry of Finance at 306-787-6722.

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OIL AND NATURAL GAS WELL LEVY

The Government of Saskatchewan recognizes the importance of the oil and natural gas industry to the province. It is important for the Government to maintain a competitive, efficient and effective regulatory regime that encourages new investment while ensuring important health, safety and environmental outcomes.

Saskatchewan currently levies a number of different fees for regulatory functions such as well licensing, facility licensing and geophysical permits. These fees recover only about 20 per cent of the current regulatory costs. In contrast, British Columbia and Alberta have more efficient licensing processes with fees that recover 100 per cent of the cost of their regulatory functions.

Oil and gas companies have consistently supported sound regulatory oversight as essential to maintaining a healthy and robust industry in Saskatchewan. The Government has received a number of suggestions from industry with regard to simplifications and efficiencies that would improve the Saskatchewan licensing system. Regulatory inefficiencies impose indirect costs for the industry through longer wait times for things such as licence approvals, slower well plan approvals, and less access to field staff for approval of applications to reclassify a well.

In reviewing service levels provided to industry on licensing and regulatory oversight, the Government has determined that improvements and enhancements are required. The 2014-15 Budget therefore announces that Saskatchewan will replace many of its existing licensing fees with a single levy and a single window for service, as well as moving to a model of cost recovery whereby industry will contribute 90 per cent of total regulatory function costs. This change will eliminate over 20,000 transactions per year, representing a major improvement in efficiency.

The new regulatory regime will bring Saskatchewan more into line with the structures in place in Alberta and British Columbia. This will allow Saskatchewan to expand regulatory capacity and add new regulatory services, including quicker licensing approvals, enhanced air pollutant monitoring and enforcement, and enhanced well and facility operations monitoring and enforcement.

For further information on the new oil and gas well levy, contact the Ministry of the Economy at 306-787-2592.

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SASKATCHEWAN’S TAX EXPENDITURES

INTRODUCTION

Although the primary purpose of taxation is to raise revenue, governments also attain some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called “tax expenditures” and include such measures as exemptions, deductions, tax credits, preferential tax rates or deferrals. Each provides special or preferential treatment to certain taxpayers or to certain types of activity. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and they affect a government’s fiscal position in the same way as direct expenditures.

RATIONALE FOR TAX EXPENDITURES

Tax expenditures can achieve a number of objectives, such as enhancing the fairness of the tax system or promoting certain types of economic activity. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

Saskatchewan’s sales tax does not apply to certain basic items such as food, residential natural gas, residential electricity, children’s clothing and reading materials, thereby reducing the taxes paid by families consuming these basic items. This treatment is in contrast to the federal Goods and Services Tax (GST) and the sales taxes of provinces that have harmonized their sales taxes with the GST, since those taxes apply to a much broader range of goods and services purchased by families.

The Province’s Fuel Tax exemption provides tax-free treatment to farm-use diesel fuel, through a fuel-colouring program, and a partial tax exemption for farm-use gasoline when purchased in bulk.

Saskatchewan’s personal income tax system applies provincial marginal tax rates directly to taxable income as defined for federal income tax purposes. As a result, deductions that contribute to the federal determination of taxable income, such as the deduction for Registered Retirement Savings Plan contributions, also affect Saskatchewan income tax revenue. The impacts of several of these deductions are estimated in this paper.

In addition, Saskatchewan’s personal income tax system has distinct provincial non-refundable income tax credits that recognize the personal circumstances of the taxpayer, including family-based credits, disability-related credits and educational credits. This paper also provides estimates of the revenue impacts of several of these provincial non-refundable tax credits.

Saskatchewan also delivers the Graduate Retention Program, which rebates up to $20,000 in tuition fees to post-secondary graduates, through the income tax system. Tuition fee rebates are paid out over a seven-year instalment period and are based on an individual’s actual tuition fees, subject to certain maximums for different programs of study. Tuition

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fee rebates are paid out in the form of reduced or refunded Saskatchewan income taxes. The program is expected to provide $55 million in tax reductions and a further $27 million in tax refunds, for a total of $82 million in program benefits this year.

To improve tax competitiveness, Saskatchewan levies a lower income tax rate on small businesses and a special income tax rate on manufacturing and processing (M&P) profits. Saskatchewan also provides a refundable Investment Tax Credit (ITC) to assist M&P companies that invest in qualifying new or used M&P assets for use in Saskatchewan.

ASSOCIATED COSTS

While tax expenditures serve important social and economic objectives, the introduction of any tax expenditure results in associated costs. These costs take several forms.

●	First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government’s financial position.

●	Second, tax expenditures may add to the complexity of the tax system, leading to increased administrative effort by both taxpayers and governments.

●
Third, tax expenditures may create distortions in consumer and other economic behaviour. For example, the exemption for restaurant meals and snack foods provides preferential treatment for this category of consumer expenditure.

●	Finally, tax expenditures may create increased compliance costs for both businesses and consumers.

GOVERNMENT OF CANADA TAX EXPENDITURES

The federal government produces a detailed presentation on tax expenditures that are part of the federal tax system. Since Saskatchewan’s personal and corporate income taxes are based upon the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan’s revenue. Readers interested in examining the federal government’s presentation of tax expenditures are invited to contact the Finance Canada Distribution Centre in Ottawa or visit the website www.fin.gc.ca (and click on “Publications & Reports”).

2014 SASKATCHEWAN TAX EXPENDITURES

The following tables provide estimates of the major tax expenditures of the Government of Saskatchewan in 2014, calculated using tax collection data and Statistics Canada data. Included in these estimates is the impact of indexing the personal income tax system by 0.9 per cent for 2014.

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2014 Government of Saskatchewan
Tax Expenditure Accounts
(Value of Tax Expenditures in Millions of Dollars)
Sales Tax

Exemptions
1.	Children’s clothing and footwear		11.7
2.	Prescription drugs		33.3
3.	Electricity		43.9
4.	Farm machinery and repair parts		83.5
5.	Fertilizer, pesticide and seed		137.5
6.	Food
	–	Restaurant meals and snack foods	77.1
	–	Basic groceries	126.7
7.	Natural gas		23.6
8.	Reading materials		8.8
9.	Services
	–	Construction	461.6
	–	Other	34.1
10.	Used goods – exemption amounts		0.2
11.	Light used vehicles		69.3
12.	Direct agents		23.4
13.	Eligible energy efficient appliances, furnaces and boilers		3.1
14.	Toll-free telephone services		0.3
15.	Municipal fire trucks		0.1
16.	Mineral exploration equipment		0.1

Other
1.	Saskatchewan Low-Income Tax Credit		86.5

Fuel Tax

1.	Exemption for farm activity		115.3
2.	Exemption for heating fuels		28.9
3.	Exemption for primary producers		1.7

Personal Income Tax

Deductions from Income
1.	Registered Pension Plan contributions		106.3
2.	Registered Retirement Savings Plan contributions		177.0
3.	Annual union, professional or like dues		20.1
4.	Child care expenses		14.2
5.	Moving expenses		2.8
6.	Carrying charges		15.5
7.	Allowable employment expenses		17.3
8.	$800,000 capital gains deduction		76.6

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Saskatchewan Non-Refundable Tax Credits
1.	Basic personal tax credit	1,003.4
2.	Spousal tax credit	49.7
3.	Equivalent-to-spouse tax credit	20.2
4.	Age tax credit	40.6
5.	Supplement to the age tax credit	12.0
6.	Dependent child tax credit	84.6
7.	Canada Pension Plan contributions tax credit	83.5
8.	Employment Insurance premiums tax credit	28.4
9.	Pension income tax credit	12.7
10.	Tuition and education tax credit	36.2
11.	Student loan interest tax credit	1.2
12.	Disability tax credit	15.8
13.	Caregiver tax credit	2.4
14.	Medical expenses tax credit	28.7
15.	Charitable contributions tax credit	55.7
16.	First-time homebuyers tax credit	6.0

Other Saskatchewan Tax Measures
1.	Labour-sponsored Venture Capital Tax Credit	16.0
2.	Mineral Exploration Tax Credit	0.5
3.	Employees’ Tool Tax Credit	1.0
4.	Political Contributions Tax Credit	1.3
5.	Graduate Retention Program Tax Credit	55.0

Corporation Income Tax

1.	Lower tax rate for small business	406.9
2.	Manufacturing and Processing Profits Tax Reduction	15.0
3.	Investment Tax Credit for Manufacturing and Processing	45.0
4.	Research and Development Tax Credit	5.5

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2014 INTERCITY COMPARISON OF TAXES,
UTILITIES AND HOUSING

INTRODUCTION

A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to excellent health care, education and social services is a key part of the overall quality of life.

Other important factors that affect quality of life are the level of taxation, the cost of utilities and auto insurance and household costs for rent and mortgages.

Calculating the combined cost of provincial taxes, utilities and housing is a reliable way to compare the attractiveness of living in different parts of Canada.

For the purposes of such a comparison, the total cost of such taxes, utilities and housing for representative families living in Regina has been compared with the costs those families would face in other major cities across the country.

The provincial taxes, utilities and housing costs associated with the following family characteristics and income levels have been calculated to provide a representative comparison:

●	a single person, living in rental accommodation, with an annual income of $25,000;

●	a family of two adults and two dependent children, owning its own home, with an annual family income of $50,000; and,

●	a family of two adults and two dependent children, owning its own home, with an annual family income of $75,000.

PERSONAL INCOME TAX REDUCTIONS SINCE 2007

Significant personal income tax reductions have been introduced since 2007, resulting in almost 112,000 Saskatchewan residents no longer paying provincial income tax. In total, $479 million in tax savings are being provided to Saskatchewan residents in 2014.

VALUE OF TAX REDUCTIONS AND ENHANCED BENEFITS
2014 TAXATION YEAR

Millions of Dollars
2011 Personal Income Tax Exemption Enhancements	60
2008 Personal Income Tax Exemption Enhancements	246
Low-Income Tax Credit Enhancement	46
Indexation for the 2008 to 2014 Taxation Years	108
Other Measures*	19
Total Tax Reductions and Enhanced Benefits Since 2007	479

*	Includes the Active Families Benefit, enhancements to the disability-related tax credit amounts and the First-Time Homebuyers Tax Credit.

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SASKATCHEWAN’S RANKING FOR 2014

In 2014, Saskatchewan individuals and families pay total provincial taxes that are very competitive with those paid in other Canadian cities, with a consistent ranking of second lowest in Canada for all three representative family situations.

Regina also ranks favourably with other cities in Canada when comparing provincial taxes and utilities. For all three representative family situations, Regina ranks as having the lowest overall combined taxes and utilities of the ten cities surveyed.

When the combined taxes, utilities and housing costs of the representative families are considered, Regina also compares very favourably with other Canadian cities.

  Core Operational Plan 2014 - 15    35

2014 Intercity Comparison of Taxes, Utilities and Housing
Single Person at $25,000 Total Income
(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes and Health Premiums
Provincial
Income Tax	497	568	890	1,548	697	1,062	1,016	1,317	1,544	1,146
Tax Credits and
Rebates	(116)	0	(238)	(700)	(578)	(940)	0	(255)	(100)	0
Health Premiums	307	0	0	0	300	593	0	0	0	0
Retail Sales Tax	408	0	267	472	664	838	675	802	760	687
Gasoline Tax	322	90	150	140	147	167	107	155	158	165
Total Provincial
Taxes and Health
Premiums	1,418	658	1,069	1,460	1,230	1,720	1,798	2,019	2,362	1,998
Household Utility Costs
Electricity	370	730	753	410	801	395	600	792	934	695
Telephone	352	347	258	314	341	341	329	342	340	329
Auto Insurance	1,584	2,081	1,061	1,004	5,266	1,530	1,741	1,820	1,678	2,768
Total Household
Utility Costs	2,306	3,158	2,072	1,728	6,408	2,266	2,670	2,954	2,952	3,792
Total Taxes
and Utilities	3,724	3,816	3,141	3,188	7,638	3,986	4,468	4,973	5,314	5,790
Housing Costs
Rent	12,060	12,480	10,500	9,000	12,384	7,812	6,984	9,420	7,788	8,868
Total of Taxes,
Utilities and
Housing	15,784	16,296	13,641	12,188	20,022	11,798	11,452	14,393	13,102	14,658

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2014 Intercity Comparison of Taxes, Utilities and Housing
Family at $50,000 Total Income
(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte-town	St. John’s
Provincial Taxes and Health Premiums
Provincial
Income Tax	892	955	166	2,192	174	1,243	2,127	2,396	2,795	2,062
Tax Credits and
Rebates	(111)	(931)	(345)	(700)	(729)	(3,901)	0	0	(200)	0
Active Families
Benefit	(51)	0	(300)	(109)	(107)	0	0	(88)	0	0
Health Premiums	1,662	0	0	0	300	1,186	0	0	0	0
Retail Sales Tax	1,195	0	787	1,369	1,922	2,420	1,950	2,315	2,193	1,950
Gasoline Tax	644	180	300	280	294	334	214	310	316	330
Total Provincial
Taxes and Health
Premiums	4,231	204	608	3,032	1,854	1,282	4,291	4,933	5,104	4,342
Household Utility Costs
Home Heating	980	826	838	852	909	1,413	2,363	2,152	2,692	2,589
Electricity	642	1,180	1,140	658	1,135	584	918	1,294	1,288	1,085
Telephone	352	347	258	314	341	341	329	342	340	329
Auto Insurance	1,584	2,081	1,061	1,004	5,266	1,530	1,741	1,820	1,678	2,768
Total Household
Utility Costs	3,558	4,434	3,297	2,828	7,651	3,868	5,351	5,608	5,998	6,771
Total Taxes
and Utilities	7,789	4,638	3,905	5,860	9,505	5,150	9,642	10,541	11,102	11,113
Housing Costs
Mortgage Costs	24,583	13,576	9,816	8,957	17,139	8,439	5,137	8,722	5,046	8,634
Net Property Taxes	3,594	2,516	2,597	3,127	3,029	3,083	2,701	2,390	2,600	1,986
Total Housing
Costs	28,177	16,092	12,413	12,084	20,168	11,522	7,838	11,112	7,646	10,620
Total of Taxes,
Utilities and
Housing	35,966	20,730	16,318	17,944	29,673	16,672	17,480	21,653	18,748	21,733

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2014 Intercity Comparison of Taxes, Utilities and Housing
Family at $75,000 Total Income
(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes and Health Premiums
Provincial
Income Tax	2,470	3,165	2,762	5,185	2,358	5,505	4,966	5,367	5,598	4,371
Tax Credits and
Rebates	0	0	0	(700)	0	(2,328)	0	0	0	0
Active Families
Benefit	(51)	0	(300)	(109)	(107)	0	0	(88)	0	0
Health Premiums	1,662	0	0	0	750	1,186	0	0	0	0
Retail Sales Tax	1,700	0	1,112	1,917	2,679	3,370	2,713	3,222	3,052	2,713
Gasoline Tax	644	180	300	280	294	334	214	310	316	330
Total Provincial
Taxes and Health
Premiums	6,425	3,345	3,874	6,573	5,974	8,067	7,893	8,811	8,966	7,414
Household Utility Costs
Home Heating	980	826	838	852	909	1,413	2,363	2,152	2,692	2,589
Electricity	642	1,180	1,140	658	1,135	584	918	1,294	1,288	1,085
Telephone	352	347	258	314	341	341	329	342	340	329
Auto Insurance	1,584	2,081	1,061	1,004	5,266	1,530	1,741	1,820	1,678	2,768
Total Household
Utility Costs	3,558	4,434	3,297	2,828	7,651	3,868	5,351	5,608	5,998	6,771
Total Taxes
and Utilities	9,983	7,779	7,171	9,401	13,625	11,935	13,244	14,419	14,964	14,185
Housing Costs
Mortgage Costs	24,583	13,576	9,816	8,957	17,139	8,439	5,137	8,722	5,046	8,634
Net Property Taxes	3,594	2,516	2,597	3,127	3,029	3,083	2,701	2,390	2,600	1,986
Total Housing
Costs	28,177	16,092	12,413	12,084	20,168	11,522	7,838	11,112	7,646	10,620
Total of Taxes,
Utilities and
Housing	38,160	23,871	19,584	21,485	33,793	23,457	21,082	25,531	22,610	24,805

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TAXES, UTILITIES AND HOUSING – NOTES

Tax estimates are calculated for the 2014 calendar year using known changes as of March 3, 2014. Household charges for the basic utility services (electricity, home heating, telephone and auto insurance) represent a cost comparison of the actual ‘known’ utility rates for the 2013 calendar year. This methodology has been chosen due to the uncertainty of attempting to forecast utility rates for the coming year. The utility figures exclude federal Goods and Services Tax, provincial sales tax and municipal taxes and surcharges.

Provincial Income Tax is calculated for an individual with $25,000 and two families with $50,000 and $75,000 income respectively. It is assumed that family income is earned by both spouses at a 60 per cent to 40 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages 6 and 12). Personal non-refundable credits used include the Canada Pension Plan/Québec Pension Plan and Employment Insurance contribution credits. Gross Québec Personal Income Tax has been reduced by the Québec Child Care Expense Tax Credit and by the 16.5 per cent abatement from federal income tax.

Tax Credits and Rebates refer to refundable provincial income tax credits and rebates designed to reduce the impact of retail sales tax, rental payments and property taxes (those property tax rebate plans administered through provincial income tax systems).

Active Families Benefit refers to the Saskatchewan refundable income tax credit that rebates up to $150 per child annually for cultural, recreational and sports activities fees for children less than 18 years of age. Ontario provides a refundable income tax credit in support of cultural, recreational and sports activities fees for children less than 16 years of age. British Columbia, Manitoba and Nova Scotia provide non-refundable children’s fitness tax credits.

Health Premiums are annual premiums for hospital insurance and medical services.

Retail Sales Tax is based upon average family expenditure baskets at the total income levels from the Survey of Family Expenditures in 2010 (Statistics Canada). The sales tax base in each province was identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. The Provincial Sales Tax in each province was then estimated based on taxable expenditures.

Gasoline Tax is based on annual consumption of 1,000 litres by a single person, and 2,000 litres for each of the families. Figures include charges levied by transit commissions as well as carbon taxes applied to the purchase of gasoline.

Home Heating charges are based on an annual consumption level of 2,800 m3 of natural gas. For Charlottetown and St. John’s, the figures represent the BTU equivalent consumption of fuel oil.

Electricity charges are based on an annual consumption level of 4,584 kWh for the renter and 8,100 kWh for the homeowners.

Telephone charges are the basic service rates for individual residences.

Auto Insurance is based on a composite index developed by SGI modelled after the index developed by the Consumers’ Association of Canada. The index is based on the actual insurance rates quoted for what the driver would pay in each jurisdiction if they had the same car, same coverage, same claims history and driving record at a consistent point in time. The Consumers’ Association of Canada developed 34 profiles to create this index. The impact of “Good Driver” discounts/rebates has been factored in for all applicable jurisdictions.

  Core Operational Plan 2014 - 15    39

Rent is based on average one-bedroom apartment rents for each metropolitan area, from the Canada Mortgage and Housing Corporation’s Rental Market Report, October 2013.

Mortgage Costs are based on average home prices for a detached bungalow, from the Royal LePage Third Quarter 2013 Survey of Canadian House Prices, with one-half of the home price being financed over 25 years at a one-year closed mortgage rate of 3.25 per cent.

Net Property Taxes for most cities are based on the estimated taxes for a sample detached bungalow from the City of Calgary 2012 Residential Property Taxes and Utility Charges Survey, with the exceptions of those cities not captured by the Calgary survey:

●	Charlottetown’s property tax estimate is based on the average of detached bungalows in that city as determined from the Royal LePage Survey of Canadian House Prices; and,

●	Property tax estimates for Montréal and Saint John are based on the City of Edmonton 2010 Residential Property Taxes and Utility Charges Survey.

All provincial, municipal, education and library property taxes are included in the property tax figures. Property tax credit programs administered by municipalities on property tax notices have been deducted from the property tax figures to arrive at the net property tax amounts.

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GOVERNMENT OF SASKATCHEWAN 14 - 15	CORE OPERATIONAL PLAN FINANCIAL TABLES

GOVERNMENT OF SASKATCHEWAN

Core Operational Plan

	(thousands of dollars)

	Planned	Forecast	Planned
	2014-15	2013-14	2013-14

Revenue	11,908,600	11,463,100	11,607,300
Operating Expense	(11,471,820)	(11,330,858)	(11,267,922)

Contribution from Ongoing Operations	436,780	132,242	339,378
Capital Transfers	(331,380)	(259,996)	(274,606)

Net Operations	105,400	(127,754)	64,772

GOVERNMENT OF SASKATCHEWAN

Change in Net Debt

	(thousands of dollars)

	Planned	Forecast	Planned
	2014-15	2013-14	2013-14

Net Operations	105,400	(127,754)	64,772
Transfer (to) from the Growth and Financial Security Fund	(52,700)	135,000	(32,386)
Acquisition of Capital Assets	(555,555)	(597,554)	(572,894)
Amortization of Capital Assets (Gross)	213,162	199,778	203,304
Disposal of Agricultural Land (Book Value)	2,200	3,400	5,700

Increase in Net Debt	(287,493)	(387,130)	(331,504)
Net Debt, Beginning of Year	(4,212,834)	(3,825,704)	(3,825,704	)1

Net Debt, End of Year	(4,500,327)	(4,212,834)	(4,157,208)

1	Net debt of the General Revenue Fund at March 31, 2013, as reported in the 2012-13 Public Accounts.

   42    Core Operational Plan 2014 - 15

GOVERNMENT OF SASKATCHEWAN

Revenue

	(thousands of dollars)

	Planned	Forecast	Planned
	2014-15	2013-14	2013-14

Taxes
Corporation Income	949,900	1,016,400	986,800
Fuel	532,400	513,400	526,100
Individual Income	2,633,400	2,462,000	2,445,500
Provincial Sales	1,405,800	1,341,400	1,401,400
Tobacco	285,300	290,300	295,300
Other	361,900	352,000	336,500
Taxes	6,168,700	5,975,500	5,991,600
Non-Renewable Resources
Crown Land Sales	99,200	106,200	111,400
Natural Gas	16,500	15,900	9,600
Oil	1,564,100	1,522,800	1,441,200
Potash	397,000	340,800	519,900
Resource Surcharge	449,100	463,800	488,800
Other	168,500	102,400	99,700
Non-Renewable Resources	2,694,400	2,551,900	2,670,600
Transfers from Crown Entities
Crown Investments Corporation of Saskatchewan	150,000	180,000	180,000
– Special Dividend	56,000	19,400	16,600
Saskatchewan Liquor and Gaming Authority	491,800	474,300	491,800
Other Enterprises and Funds	56,900	58,800	60,300
Transfers from Crown Entities	754,700	732,500	748,700
Other Revenue
Investment Income	58,700	91,900	89,400
Motor Vehicle Fees	199,700	193,300	183,300
Other Fees and Charges	164,300	166,700	178,400
Miscellaneous	120,000	123,700	116,900
Other Revenue	542,700	575,600	568,000
Own-Source Revenue	10,160,500	9,835,500	9,978,900
Transfers from the Government of Canada
Canada Health Transfer	1,011,600	960,300	959,200
Canada Social Transfer	398,200	388,900	377,900
Other	338,300	278,400	291,300
Transfers from the Government of Canada	1,748,100	1,627,600	1,628,400
Revenue	11,908,600	11,463,100	11,607,300

  Core Operational Plan 2014 - 15    43

GOVERNMENT OF SASKATCHEWAN

Expense

	(thousands of dollars)

	Planned	Planned
	Operating	Capital
	Expense	Transfers	Planned	Forecast	Planned
	2014-15	2014-15	2014-15	2013-14	2013-14

Ministries and Agencies
Advanced Education	785,195	32,600	817,795	783,314	788,614
Agriculture	370,630	1,000	371,630	402,785	406,860
Central Services	34,844	–	34,844	34,904	35,303
Economy	271,559	–	271,559	272,795	274,234
Education	1,335,580	82,189	1,417,769	1,379,473	1,383,499
– Teachers’ Pensions and Benefits	340,085	–	340,085	313,977	321,944
Environment	164,146	–	164,146	161,696	163,365
Executive Council	17,166	–	17,166	17,873	18,051
Finance	68,792	–	68,792	85,250	68,788
– Public Service Pensions and Benefits	301,365	–	301,365	293,453	291,076
Finance Debt Servicing	285,000	–	285,000	331,000	340,000
Government Relations	392,547	74,111	466,658	527,657	477,309
Health	4,934,401	51,115	4,985,516	4,793,661	4,841,661
Highways and Infrastructure	402,866	31,388	434,254	431,936	423,336
Innovation Saskatchewan	11,590	–	11,590	27,726	28,006
Justice	555,269	3,509	558,778	541,975	541,975
Labour Relations and Workplace Safety	18,682	–	18,682	17,853	18,440
Parks, Culture and Sport	95,968	50,568	146,536	102,392	104,808
Public Service Commission	36,176	–	36,176	35,372	35,714
Saskatchewan Research Council	20,343	–	20,343	19,743	19,743
SaskBuilds Corporation	12,075	–	12,075	8,217	8,300
Social Services	951,644	4,900	956,544	930,195	890,695
Water Security Agency	17,544	–	17,544	32,480	15,480

Legislative Assembly and its Officers
Advocate for Children and Youth	2,703	–	2,703	2,456	2,195
Chief Electoral Officer	4,605	–	4,605	3,500	3,800
Conflict of Interest Commissioner	150	–	150	148	148
Information and Privacy Commissioner	1,147	–	1,147	1,101	1,116
Legislative Assembly	27,466	–	27,466	26,111	26,257
Ombudsman	3,530	–	3,530	3,354	3,354
Provincial Auditor	8,752	–	8,752	8,457	8,457

Expense	11,471,820	331,380	11,803,200	11,590,854	11,542,528

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GOVERNMENT OF SASKATCHEWAN

Expense by Theme

	(thousands of dollars)

		Capital	Remediation of	Amortization		Planned	Forecast	Planned
	Appropriation	Asset	Contaminated	of Capital		Expense	Expense	Expense
	2014-15	Acquisitions	Sites	Assets		2014-15	2013-14	2013-14

Theme

Agriculture	370,755	(1,500)	–	2,375		371,630	402,785	406,860
Community Development	497,934	–	–	6,469		504,403	470,281	466,359
Debt Charges	285,000	–	–	–		285,000	331,000	340,000
Economic Development	227,775	(7,860)	(5,300)	3,013		217,628	247,918	231,184
Education	2,715,932	(21,133)	–	1,410		2,696,209	2,600,020	2,618,503
Environment and
Natural Resources	202,011	(19,819)	–	9,061		191,253	203,695	188,464
Health	5,023,821	(43,740)	–	5,435		4,985,516	4,793,661	4,841,661
Other	529,667	(36,585)	–	2,975		496,057	484,077	486,517
Protection of Persons
and Property	603,282	(39,951)	–	1,726		565,057	594,109	547,908
Social Services and
Assistance	990,028	(11,135)	–	4,693		983,586	956,523	917,023
Transportation	737,070	(373,832)	–	143,623		506,861	506,785	498,049

Total	12,183,275	(555,555)	(5,300)	180,780	1	11,803,200	11,590,854	11,542,528

1
For 2014-15, the total amortization on capital assets is $213,162K. The presented amount excludes amortization of $10,571K charged to clients outside of Core Government that receive services from government ministries and $21,811K charged to client government ministries which is provided for in each ministry’s voted appropriation.

  Core Operational Plan 2014 - 15    45

GOVERNMENT OF SASKATCHEWAN

Expense by Classification

	(thousands of dollars)

	Planned	Per Cent	Forecast	Per Cent	Planned	Per Cent
	2014-15	of Total	2013-14	of Total	2013-14	of Total

Government-Delivered Programs

Salaries and Benefits	1,106,933	9.4	1,086,631	9.4	1,079,858	9.4
Goods and Services	574,887	4.9	594,215	5.1	582,686	5.0
Amortization1	202,591	1.7	189,478	1.6	193,004	1.7

Government-Delivered Programs	1,884,411	16.0	1,870,324	16.1	1,855,548	16.1

Transfers

Transfers for Public Services
– Operating	8,031,546	68.0	7,799,099	67.3	7,797,465	67.6
– Capital	331,380	2.8	259,996	2.2	274,606	2.4
Transfers for Public Services	8,362,926	70.8	8,059,095	69.5	8,072,071	70.0
Transfers to Individuals	1,270,863	10.8	1,330,435	11.5	1,274,909	11.0
Transfers	9,633,789	81.6	9,389,530	81.0	9,346,980	81.0
Debt Servicing	285,000	2.4	331,000	2.9	340,000	2.9

Expense	11,803,200	100.0	11,590,854	100.0	11,542,528	100.0
Totals may not add due to rounding.

1
For 2014-15, the total amortization is $213,162K (2013-14 Forecast $199,778K; 2013-14 Estimated $203,304K). The presented amount excludes $10,571K ($10,300K for 2013-14) charged to clients outside Core Government that receive services from government ministries (net budgeted).

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GOVERNMENT OF SASKATCHEWAN

Borrowing Requirements

	(thousands of dollars)

	Planned	Forecast	Planned
	2014-15	2013-14	2013-14

Borrowing for Crown Corporations

Municipal Financing Corporation of Saskatchewan	53,300	124,000	120,000
Saskatchewan Liquor and Gaming Authority	–	125,000	125,000
Saskatchewan Power Corporation	676,700	949,700	595,500
Saskatchewan Telecommunications Holding Corporation	133,500	150,000	123,100
Saskatchewan Water Corporation	10,000	6,300	18,785
SaskEnergy Incorporated	88,900	250,000	144,095

Borrowing for Crown Corporations	962,400	1,605,000	1,126,480

Borrowing for Government	550,000	468,382	468,382

Borrowing Requirements	1,512,400	2,073,382	1,594,862

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GOVERNMENT OF SASKATCHEWAN

Debt
As at March 31

	(thousands of dollars)

	Planned	Planned	Planned	Forecast	Planned
	Gross Debt	Sinking Funds	Debt	Debt	Debt
	2015	2015	2015	2014	2014	1

Government General Debt	4,601,857	(797,040)	3,804,817	3,804,817	3,804,817

Crown Corporation General Debt
Information Services Corporation
of Saskatchewan	–	–	–	–	9,935
Municipal Financing
Corporation of Saskatchewan	129,489	(1,016)	128,473	129,489	15,289
Saskatchewan Housing Corporation	52,004	(29,868)	22,136	23,588	23,887
Saskatchewan Liquor and
Gaming Authority	–	–	–	–	64
Saskatchewan Opportunities
Corporation	36,684	(2,266)	34,418	34,851	34,873
Saskatchewan Power Corporation	100,000	(7,144)	92,856	94,065	94,134
Saskatchewan Telecommunications
Holding Corporation	–	–	–	–	114,300
Saskatchewan Water Corporation	18,803	–	18,803	22,503	17,988
SaskEnergy Incorporated	120,000	(8,547)	111,453	112,903	402,039
Crown Corporation
General Debt	456,980	(48,841)	408,139	417,399	712,509

Government Business Enterprise Specific Debt
Municipal Financing
Corporation of Saskatchewan	135,026	(3,222)	131,804	132,431	242,639
Saskatchewan Gaming Corporation	–	–	–	6,000	6,000
Saskatchewan Liquor and
Gaming Authority	125,000	–	125,000	125,000	125,000
Saskatchewan Power Corporation	5,177,994	(455,515)	4,722,479	4,094,322	3,743,416
Saskatchewan Telecommunications
Holding Corporation	995,400	(114,638)	880,762	759,596	608,423
Saskatchewan Water Corporation	48,700	(15,711)	32,989	23,865	43,273
SaskEnergy Incorporated	1,140,283	(85,377)	1,054,906	1,020,601	661,235
Government Business
Enterprise Specific Debt	7,622,403	(674,463)	6,947,940	6,161,815	5,429,986

Public Debt	12,681,240	(1,520,344)	11,160,896	10,384,031	9,947,312

Guaranteed Debt	255,086	–	255,086	209,331	179,869

1	Budgeted change per the 2013-14 Estimates adjusted to reflect the March 31, 2013, balance as reported in the 2012-13 Public Accounts.

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GOVERNMENT OF SASKATCHEWAN

Guaranteed Debt
As at March 31

	(thousands of dollars)

	Planned	Forecast	Planned
	2015	2014	2014	1

Guaranteed Debt for Crown Corporations

The Crown Corporations Act, 1993
Federal Immigrant Investor Loans	230,080	187,320	156,095

Guaranteed Debt for Crown Corporations	230,080	187,320	156,095

Other Guaranteed Debt

The Farm Financial Stability Act
Breeder Associations Loan Guarantees	14,000	12,000	12,990
Feeder Associations Loan Guarantees	9,000	8,000	9,533
Feedlot Construction Loan Guarantees	2,000	2,000	614
Individual Feedlot Loan Guarantees	–	–	626
The Student Assistance and Student Aid Fund Act	6	11	11

Other Guaranteed Debt	25,006	22,011	23,774

Guaranteed Debt	255,086	209,331	179,869

1	Budgeted change per the 2013-14 Estimates adjusted to reflect the March 31, 2013, balance as reported in the 2012-13 Public Accounts.

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GOVERNMENT OF SASKATCHEWAN

Lending and Investing Activities - Receipts

	(thousands of dollars)

	Planned	Forecast	Planned
	2014-15	2013-14	2013-14

Crown Corporations – Loan Repayments

Information Services Corporation of Saskatchewan	–	9,935	–
Municipal Financing Corporation of Saskatchewan	53,274	9,800	9,800
Saskatchewan Gaming Corporation	6,000	–	–
Saskatchewan Liquor and Gaming Authority	–	125,064	125,000
Saskatchewan Power Corporation	–	97,147	97,147
Saskatchewan Telecommunications Holding Corporation	–	31,700	42,700
Saskatchewan Water Corporation	3,700	5,000	5,000
SaskEnergy Incorporated	50,000	84,800	50,000

Crown Corporations – Loan Repayments	112,974	363,446	329,647

Other – Loan Repayments

Advanced Education	51,000	50,500	51,000
Agriculture	471	1,000	800
Economy	4,200	6,150	4,760
Highways and Infrastructure	259	259	263
Other Receipts	29	28	28

Other – Loan Repayments	55,959	57,937	56,851

Loan Repayments	168,933	421,383	386,498

Investment Receipts

Sinking Fund Contributions from Crown Corporations	57,064	50,238	47,988
Redemption of Sinking Funds	353,678	283,205	287,172

Investment Receipts	410,742	333,443	335,160

Receipts	579,675	754,826	721,658

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GOVERNMENT OF SASKATCHEWAN

Lending and Investing Activities - Disbursements

	(thousands of dollars)

	Planned	Forecast	Planned
	2014-15	2013-14	2013-14

Crown Corporations – Loans

Municipal Financing Corporation of Saskatchewan	53,300	124,000	120,000
Saskatchewan Liquor and Gaming Authority	–	125,000	125,000
Saskatchewan Power Corporation	676,700	949,700	595,500
Saskatchewan Telecommunications Holding Corporation	133,500	150,000	123,100
Saskatchewan Water Corporation	10,000	6,300	18,785
SaskEnergy Incorporated	88,900	250,000	144,095

Crown Corporations – Loans	962,400	1,605,000	1,126,480

Other – Loans

Advanced Education	54,000	53,000	56,000
Economy	4,500	4,250	4,825

Other – Loans	58,500	57,250	60,825

Loans	1,020,900	1,662,250	1,187,305

Investments

Contributions to Sinking Funds	101,192	98,252	96,002
Sinking Fund Redemptions of Crown Corporations	6,578	37,469	39,971

Investments	107,770	135,721	135,973

Disbursements	1,128,670	1,797,971	1,323,278

  Core Operational Plan 2014 - 15    51

GOVERNMENT OF SASKATCHEWAN

Glossary of Financial Terms

Amortization

A rational and systematic manner of allocating the cost of a capital asset over its estimated useful life. Each year, the portion of the capital asset consumed in providing service is charged to expense and reduces the recorded value of the asset.

Appropriation

An amount the Legislature has authorized to be paid from the General Revenue Fund (GRF) under an act of the Legislative Assembly for a particular purpose. This purpose is outlined in the appropriation act and defined in the Estimates.

Capital Assets

Property, infrastructure, equipment, vehicles, computer systems or other assets that provide a long-term benefit to the public or the government. Only assets which exceed a certain dollar value (threshold) are recorded as capital assets. Assets below the threshold are expensed in the year of acquisition. The government’s capital assets are sometimes referred to as tangible capital assets.

Capital Transfer

A grant provided to a third party such as a school board, regional health authority, university or municipality to acquire capital assets.

Contribution from Ongoing Operations

The difference between Core Government’s revenues and its ongoing operating costs, including the amortization cost of existing assets. It provides a measure of the net revenues available for capital investment.

Debt

Obligations incurred through the issuance of debt instruments such as promissory notes or debentures. Debt does not include other liabilities such as accounts payable or pension obligations.

●	Gross Debt – debt before subtracting sinking funds.

●	Government General Debt – debt incurred by the GRF to fund government expenditures.

●	Crown Corporation General Debt – all debt incurred by the GRF for Crown corporation purposes except for debt specifically borrowed on behalf of a Government Business Enterprise.

●
Government Business Enterprise (GBE) Specific Debt – debt specifically borrowed on behalf of a GBE, where the GBE is obligated to repay the debt under identical terms and conditions as those applicable to the GRF.

●	Public Debt – total debt incurred by the GRF including government general debt, Crown corporation general debt and GBE specific debt.

●	Guaranteed Debt – the debt of others that the government has agreed to repay if the others default.

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Debt Servicing

Costs associated with government general debt and Crown corporation general debt. The costs include interest, foreign exchange gains and losses, discounts, fees and commissions. The costs incurred for Crown corporation general debt are reimbursed by the Crown corporation and recorded as interest revenue.

Expenses

An accounting measure of the cost of economic resources consumed during the fiscal period, including the amortization of capital assets and the cost to recognize and measure the liability to remediate contaminated sites. Expenses include all operating expenses and capital transfers.

Forecast

The amounts of revenue, expense, or debt the government expects to record during the period.

Goods and Services

An expense type that includes accommodation, travel, supplies, equipment rental, consulting, communication costs and other expenses such as allowance for bad debts.

Government Business Enterprises (GBEs)

GBEs are self-sufficient government organizations that have the financial and operating authority to sell goods and services to individuals and organizations outside the government as their principal activity. All other government organizations are considered government service organizations. A listing of GBEs can be found in the 2014-15 Budget.

Government-Delivered Programs

Public services and functions that are performed by the government, and its employees and agents. It does not include transfer payments to Crown corporations or third parties that in turn use the funding to provide public services.

Investing Activity

The amount of money invested by the GRF during a fiscal year in items such as sinking funds and Crown corporations.

Lending Activity

The amount of money lent or advanced by the GRF during a fiscal year to a Crown corporation, public agency or other entity.

Net Debt

The difference between Core Government’s liabilities and financial assets. Net debt provides a measure of the future revenues required to pay for past transactions and events, and recognizes that the government’s capital assets generally cannot be used or sold to reduce its liabilities.

Net Operations

The difference between Core Government’s revenues and expenses for a fiscal period. Equivalent to the pre-transfer surplus or deficit as defined in The Growth and Financial Security Act.

  Core Operational Plan 2014 - 15    53

Operating Expense

An expense type that includes salaries and benefits, goods and services, operating transfers for public services, transfers to individuals, amortization, adjustments to the liability accrual for remediation of contaminated sites and debt servicing costs.

Revenue

The gross proceeds in a fiscal period from taxes, fees, licences, transfer payments, and sources other than borrowing.

Sinking Fund

Monies set aside for the orderly retirement of a portion of the government’s debt.

Transfers

Transfers are payments to an individual, organization, authority or other government for which no goods or services are directly received and no repayment is expected in the future.

●
Transfers for Public Services – Payments to entities to fund a public service. Examples are payments to educational institutions for the provision of educational services or payments to doctors for the provision of medical services. Transfers may be in the form of grants, conditional grants, cost-shared arrangements or entitlements under legislation.

●
Transfers to Individuals – Payments made directly or indirectly to individuals for which no public service is required in return. These transfers provide the recipient with a financial benefit and are usually in the nature of an income support, subsidy or compensation payment. These transfers may be income-tested.

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